SEC 1745 (3-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bravo! Foods International Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

105666101

(CUSIP Number)

November 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105666101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lombard Odier Darier Hentsch & Cie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,950,000*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 15,950,000*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,950,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) PN

*                                       Includes 4,350,000 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of  November 22, 2005.

Item 1.
	(a)	Name of Issuer Bravo! Foods International Corp.
	(b)	Address of Issuer’s Principal Executive Offices 11300 US Highway 1, Suite 202 North Palm Beach, Florida 33408

Item 2.
	(a)	Name of Person Filing Lombard Odier Darier Hentsch & Cie
	(b)	Address of Principal Business Office or, if none, Residence 11 rue de la Corraterie, 1204 Geneva, Switzerland
	(c)	Citizenship Switzerland
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 036642 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 15,950,000*
(b) Percent of class: 8.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 15,950,000
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 15,950,000
(iv) Shared power to dispose or to direct the disposition of -0-

* Includes 4,350,000 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of November 22, 2005.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

6,737,500 shares (4,900,000 shares of Common Stock and 1,837,500 shares of Common Stock issuable pursuant to warrants) are held for the benefit of the LODH Nutrition Fund which is managed by Lombard Odier Darier Hentsch Fund Managers SA.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2006
Date
/s/ Laurent Yazmaciyan	/s/ Cyril Margot
Signature
Vice President	Assistant Manager
Name/Title